Filed by: Fidelity Select Portfolios
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Select Portfolios
SEC File No. 002-69972 and 811-03114

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Select Paper and Forest Products and Select Networking and Infrastructure Portfolios Merger Proposals

On December 1, 2008, Fidelity Investments announced that the Board of Trustees of Fidelity Select Portfolios had approved submitting two merger proposals to shareholders. Specifically, shareholders of Select Paper and Forest Products Portfolio will be asked to approve a merger into Select Materials Portfolio, and shareholders of Select Networking and Infrastructure Portfolio will be asked to approve a merger into Select Communications Equipment Portfolio.

In 2006, Fidelity Select Portfolios were restructured to align with the Global Industry Classification Standard (GICS) sponsored by Morgan Stanley Capital International (MSCI). A limited number of narrowly focused funds, including Select Paper and Forest Products Portfolio and Select Networking and Infrastructure Portfolio, did not fit neatly into the MSCI GICS scheme. Merging Select Paper and Forest Products Portfolio and Select Networking and Infrastructure Portfolio with broader sector funds will offer shareholders access to larger funds with more diverse holdings. In addition, based on pro forma expense data for the 12 months ended September 30, 2008, shareholders of these funds are expected to benefit from lower expenses after the mergers.

Shareholders of each of Select Paper and Forest Products and Select Networking and Infrastructure must approve the respective mergers, and will receive information about the proposed transactions in proxy mailings in advance of shareholder meetings scheduled for May, 2009. If approved, the mergers are expected to take place in June.

The foregoing is not a solicitation of any proxy. For free copies of the Proxy Statements describing the transactions (and containing important information about fees, expenses and risk considerations) and a Prospectus for Materials Portfolio or Communications Equipment Portfolio, please call 1-800-544-3198 after March 23, 2009. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (www.sec.gov).

Because of their narrow focus, sector funds tend to be more volatile than funds that diversify across many sectors and companies.

Before investing, consider the funds' investment objectives, risks, charges and expenses. Contact Fidelity for a prospectus containing this information. Read it carefully.

Fidelity Distributors Corporation

82 Devonshire Street

Boston, MA 02109

512110.1.0/2Nd